Tiffany Kelly · 2nd

Sports + Entertainment Data Scientist | Founder at
Curastory | ex-ESPN

Greater New York City Area · 500+ connections · **Contact info**

Connect   🔒 **Message**   More...

🟧 **Curastory**

NSU Nova Southeastern
University

Highlights



1 mutual connection
You and Tiffany both know Liz Barenholtz

About

Sports, entertainment, and news analytics professional with tangible experience in the industry. Fixing social +
cultural issues within sports & entertainment is my passion; machine learning and statistical modeling is my toolkit.
Educational background in Sports Management, Statistics, Computer Science, and Deep Learning. Personal
interests include startups, empowering athletes, public speaking, and mentoring women and racial & ethnic
minorities in STEM.

Activity

1,326 followers

**This is amazing. Would have never
guessed chatty coworkers being #1.**
Tiffany commented

So so proud!! Well deserving always.
Tiffany commented

Well this is beyond amazing!
Tiffany commented

**Reading articles like this are both
heartening and frustrating....**
Tiffany shared this
32 Reactions • 2 Comments

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Experience

🟧 **Founder & CEO**
Curastory
May 2019 – Present · 10 mos
Greater New York City Area





Empowering curators

Data Instructor
General Assembly
Oct 2019 – Present · 5 mos
Greater New York City Area

All things data [science | analytics | engineering].
If you're a hacker by heart, come learn with me!



GA Instructor Bio - Tiffany Kelly



Co-Founder & Chief Algorithms Officer
Break The Love
Oct 2018 – Apr 2019 · 7 mos
Greater New York City Area



Break the Love



Sports Analytics Associate
ESPN
Jun 2017 – Jan 2019 · 1 yr 8 mos
Bristol, Connecticut











Statistics, Mathematics, & Economics Athletics Tutor
Louisiana State University
Jun 2016 – May 2017 · 1 yr
Baton Rouge, Louisiana Area

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Education



Nova Southeastern University
Bachelor of Science (B.S.), Sport & Recreation Management / Sports Analytics, 3.68 GPA
2012 – 2016

Divisional honors thesis in Mathematics on "The 'Triangle' formula: A role and play option analysis of the triple-post offense." First place paper/oral presentations NSU Undergraduate Student Research Symposium (2016). [Faculty Advisor: Dr. Jason Gershman, Director of Mathematics - Nova Southeastern University Research Advisor: Muthu Alagappan - MIT SSAC 2012 EOS/Alpha Award Winner]

Licenses & Certifications



Deep Learning Specialization
Coursera
Issued Aug 2018 · No Expiration Date
Credential ID QJXD3ZVTJ6GK
See credential



Sequence Models
Coursera
Issued Aug 2018 · No Expiration Date
Credential ID 3UZH9CMCNFD2
See credential



Convolutional Neural Networks
Coursera
Issued Jul 2018 · No Expiration Date
Credential ID 7EQA8ZML6N3G

See credential

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Volunteer Experience



Board Member
The Sports Analytics Club Program
Aug 2018 – Present · 1 yr 7 mos
Education



Ambassador
IF/THEN
Sep 2019 – Present · 6 mos
Science and Technology

Skills & Endorsements

Sports · 26

 Endorsed by Fatima **E. Butler**, who is highly skilled at this

Analytics · 14

Brandon E. **Duplessis and 13 connections** have given endorsements for this skill

Statistics · 13

Brandon E. **Duplessis and 12 connections** have given endorsements for this skill

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Recommendations

Received (1)   Given (2)

Michael P.
Office Administrator
December 4, 2015, Michael
managed Tiffany directly

Tiffany is an outstanding analyst. She has a broad view of all
sports, and creative mind that cannot be found elsewhere. Any
employer would be lucky to have her!

Accomplishments

3 **Honors & Awards**   ∨
    Top 3 Finalists - Open Division: Hustle Difficulty Complex · James Farquhar Award · Additional NSU
    Honors and Awards

Interests



Forbes
12,713,475 followers



Sports Techie
4,820 members



Sports Management Worldwide - ...
3,516 members



ESPN
496,411 followers

 **National Basketball Association (...**
230,001 followers

 **Mark Cuban** in
President
5,521,183 followers

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